FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: January 19, 2017

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588 - 1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule.)

Item 8.01       Other Events.

On January 19, 2017 the Company entered into an exclusive option and remediation agreement with Ultroid, LLC, Ultroid Marketing Development Corporation, and Ultroid Technologies, Inc. (Collectively, "Ultroid").  Ultroid has agreed to grant the Company an exclusive option to purchase the Ultroid assets for $1,000,000 in cash and 500,000 shares of the Company's common stock.  The option is granted by Ultroid in exchange for the Company's agreement to perform certain remediation tasks with respect to the Ultroid Assets and the Company's agreement to stay arbitration proceedings initiated by the Company against Ultroid during the option period.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits   The following exhibit is filed herewith.

Exhibit No.	Description

10.1	Exclusive Option and Remediation Agreement dated January 19, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dragon Jade International Limited

By:	/s/ Yat Man, Lai
Yat Man, Lai
Chief Executive Officer

Date: January 24, 2017

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